Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2007		2006 (1)		2005 (1)		2004 (1)		2003 (1)
Earnings:
Income from continuing operations	$94,320		$221,910		$127,213		$138,942		$95,210
Equity in earnings and gains (losses) on equity transactions of equity investments	—		(119,423)		(26,115)		(45,443)		(23,525)
Fixed charges	171,459		165,903		143,663		118,212		101,144
Distributions from equity investments	—		5,387		22,646		24,572		27,404
Capitalized interest	(489)		(335)		—		—		—
Adjusted Earnings	$265,290		$273,442		$267,407		$236,283		$200,233

Fixed Charges:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$170,970		$165,568		$143,663		$118,212		$101,144
Capitalized interest	489		335		—		—		—
Total Fixed Charges	$171,459		$165,903		$143,663		$118,212		$101,144

Ratio of Earnings to Fixed Charges	1.5	x	1.6	x	1.9	x	2.0	x	2.0	x

(1)   Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.